September 6, 2024

Nathan Puente
Chief Executive Officer and Director
Lelantos Holdings, Inc.
3690 W. El Moraga Place
Tucson, AZ 85745

       Re: Lelantos Holdings, Inc.
           Amendment No. 6 to Offering Statement on Form 1-A
           Filed August 26, 2024
           File No. 024-12414
Dear Nathan Puente:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2024 letter.

Amendment No. 6 to Form 1-A filed August 26, 2024
Offering Circular Summary
Business Overview, page 7

1. We note your disclosure stating that you have a "vision of being at the forefront of innovation in a dynamic industry as well as providing solutions that overcome the traditional obstacles within the sector." Please enhance your disclosure to clarify what you mean by each of the identified obstacles which include finance barriers, bifurcated providers, complete logistics issues and incomplete solutions under one house. Also disclose how you plan to provide solutions to each of these obstacles.
2. You state here that your vision has been developed by "a seasoned management team over the past decade to culminate its current operations." Please clarify here that you are an early development stage company. In this regard, you indicate on the cover page and on page 24 that you identify as an "early-stage company."
 September 6, 2024
Page 2

Item 15. Unaudited Financial Statements (Consolidated), page 45

3. It appears that part of the disclosure required by Part F/S(b) of Form 1-A has been deleted. Please reinstate the full disclosure required by this rule including the financial statements as of the two most recently completed fiscal year ends in addition to the financial information as of a date no earlier than six months after the most recently completed fiscal year end.
Item 16. Index to Exhibits, page 60

4. Please revise to include the Item 16 of Form 1-A information. Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 of Form 1-A. In addition, the number assigned to an exhibit in the exhibit index should correspond to the number assigned to the exhibit filed on the EDGAR system and the title assigned to an exhibit in the exhibit index should correspond to the title assigned to the exhibit filed on the EDGAR system.
5. We note that on August 2, 2021, Lelantos Holdings CEO, Nathan Puente, purchased
       9,900,000 Series A Preferred Shares of ProConcept Marketing Group, Inc. Please file the share purchase agreement entered into with ProConcept Marketing Group, Inc. as an exhibit to your Offering Statement on Form 1-A.
Signatures, page 61

6. We note your offering statement is signed by certain executive officers only on behalf of the issuer. Please revise your signature page to conform to the requirements of
       Instructions 1 to the Signatures section of Form 1-A. In this regard, please separately include the signature blocks for your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of the board or other governing body signing in each of their individual capacities.
       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Patrick Ryan Morris